[Letterhead of Wilson Sonsini Goodrich & Rosati]

October 4, 2018

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F Street, N.E.
Washington, DC 20549

Re:	Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2018
Form 8-K filed on August 9, 2018
Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we have attached the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated September 25, 2018 relating to the Company’s reports listed above.
If you should have any questions regarding the Company’s response, please contact the undersigned at (512) 338-5439.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ J. Robert Suffoletta
J. Robert Suffoletta, Esq.

CC:    Lynn Dicker, Securities and Exchange Commission
Tara Harkins, Securities and Exchange Commission
J. Eric Bjornholt, Microchip Technology Incorporated
David Sadler, Microchip Technology Incorporated

MICROCHIP TECHNOLOGY INCORPORATED
MEMORANDUM OF RESPONSE TO
SECURITIES AND EXCHANGE COMMISSION COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED SEPTEMBER 25, 2018

This memorandum sets forth the responses of Microchip Technology Incorporated (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated September 25, 2018 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2018 and the Company’s Form 8-K filed on August 9, 2018.
This memorandum is being filed via EDGAR. For convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.
Form 8-K filed on August 9, 2018
Exhibit 99.1, page 5
1. We note that you present forward looking non-GAAP measures for various financial line-items without providing the reconciliation to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to provide the required information.
Microchip Response:
The Company advises the Staff that included on page 3 of its press release is the following statement, “We are not able to provide guidance on a GAAP basis as we are not able to predict whether inventory at our distributors will increase or decrease in relation to end-market demand. As evidence of this uncertainty, in recent years, we have seen net inventory at our distributors increase or decrease by a significant amount in a single quarter.” In its future filings, the Company will include this statement in the text preceding the forward looking non-GAAP measures. With regards to the Company’s ability to provide a reconciliation, the Company notes that it has more than 120 distributors that serve more than 115,000 end customers with short lead times and short cancelation periods on most orders. Therefore, the effort involved to forecast or estimate whether the amount of inventory in the distribution channel will increase or decrease over a given period would require unreasonable efforts and be subject to significant uncertainty. In its future filings, the Company will also include a statement that it is not able to reconcile such information to the most directly comparable GAAP financial measure as such reconciliation requires unreasonable efforts.

Exhibit 99.1, page 10
2. We note your non-GAAP measures and changes based on non-GAAP measures, such as net sales and gross profit, exclude the impact of changes in distributor inventory levels. Describe to us in more detail what the adjustment represents and explain how you calculated the amount. Tell us how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when presenting your measures that reflect the impact of changes in distributor inventory levels. That guidance indicates that it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP.

Microchip Response:
The Company notes for the Staff that prior to the issuance of Accounting Standards Codification 606, Revenue from contacts with customers (“ASC 606”) and its related interpretations and guidance, there were two permitted methods of recognizing revenue in the semiconductor industry: “sell to” and “sell through.” Prior to its adoption of ASC 606, the Company recognized revenue on a “sell through” basis at the time the distributor sold the product to an end customer. The Company’s contracts and business practices with its distributors resulted in an amount of pricing variability that was not estimable at the time of shipment to the distributor and resulted in sell through accounting, which the Company believed was the most appropriate and transparent method of reporting. Other companies in the semiconductor industry made estimates of pricing and other variability factors and recognized revenue when the product was shipped into the distribution channel. Upon the adoption of ASC 606, all semiconductor companies are required to make estimates of variability and recognize revenue when the performance obligations in the contract with the customer are satisfied, which obligations are typically satisfied when product is shipped to the distributor (i.e., sell in). As a result of its adoption of ASC 606, the Company did not make any changes to its contracts with customers, it policies or practices or how it manages the business.

The Company’s adjustments to its GAAP net sales and other measures exclude the impact that changes in distributor inventory levels had on the Company’s reported GAAP net sales. As disclosed in the Company’s May 8, 2018 press release, the impact of changes in channel inventory can have the effect of either increasing or decreasing GAAP net sales relative to the amount of end market demand. The Company calculates the adjustment amount by reference to the amount of inventory in the Company’s distribution channel as of the end of the reporting period compared to the amount of inventory in the distribution channel as of the beginning of the reporting period. The amount of distributor inventory is provided to the Company on a regular basis by the Company’s distributors along with information on the distributors’ sales to end customers and other information that allows the Company to review and assess the completeness and accuracy of the reported amounts. Using this information, the Company is able to calculate the amount of revenue it earned related to shipments to end customers, which it refers to as end market demand. The difference between the Company’s GAAP net sales and end market demand is the amount by which the net sales value of distributor inventory increased or decreased during the relevant period.

The Company believes that the required change in revenue recognition under ASC 606 on a sell in basis does not provide investors, company employees and other users of financial statements with all of the relevant information they need to assess the Company’s results. In particular, revenue under ASC 606 is impacted by the level of inventory held by the Company’s distributors, which may be impacted by factors other than end market demand, such as the buying patterns of the Company’s distributors, their efforts to manage working capital, product lead times of the Company’s products, the lead times of other suppliers and other factors. In order to more fully assess the Company’s results, financial statement users need the non-GAAP measures reflecting end market demand which provide information about the underlying consumption trends of our products. GAAP revenue under ASC 606 does not provide this information and, in its absence, the Company believes that the reported information is not complete and that supplemental information is required.
In this regard, the Company notes for the Staff that it has received multiple requests from investors and others to continue to disclose and provide information about the amount of revenue and profit generated by end market demand. Such persons have indicated to the Company that such information is very useful as it provides them with data on the amount of end market demand and allows them to compare results without regard for the amount of inventory being held in the distribution channel prior to shipment to an end customer. The Company believes that its method of reporting end market demand is less susceptible to business practices which can be employed to manage the amount of inventory in the distribution channel. Although the Company has received multiple requests for data on the amount of end market demand, the Company has not received any feedback that questioned why it provides this information or that stated that the information was not meaningful or necessary. Two specific comments the Company has received from semiconductor sell side analysts since continuing this practice after the adoption of ASC 606 are:

•
Chris Caso of Raymond James & Associates stated the following in a report dated May 8, 2018 regarding the Company’s guidance for the quarter ended June 30, 2018, “Notably, despite regulatory accounting changes, Microchip remains committed to managing the business on a sell-through basis, and as such will continue to guide and report accordingly (non-GAAP). We view this move favorable and hope others might follow the company’s lead.”

•
Christopher Rolland of Susquehanna Financial Group LLLP stated on the Company’s quarterly investor and analyst call on May 8, 2018, “So I like the sell-through that you guys are going to report. I wish more people would do that as well.”

Additionally, many of the Company’s institutional investors have provided similar feedback that they value and appreciate the transparency that the Company’s sell through based presentation provides for their assessment of the Company’s results.

In addition to the above items, the Company considered the following factors when determining to present its non-GAAP measures:

•	The Company operates and manages its business to create and fulfill end market demand.

•	The Company does not have internal goals or measure itself based on the amount of product it ships to distributors in any given period (i.e., GAAP net sales).

•	The Company wishes to be transparent with the investment community and users of its financial statements regarding the metrics and measures it uses to measure performance (i.e., end market demand).

•
Investors and analysts have expressed that the information contained in the non-GAAP financial measures are needed to evaluate the Company’s results as the GAAP financial results in and of themselves are not sufficient to understand the end market consumption of the Company’s products.

•
The Company continues to measure its variable compensation programs for all employees, including its named executive officers, based on these non-GAAP metrics. As these metrics form the basis of a significant component of compensation and are disclosed annually in the Company’s proxy statement, the Company believes such amounts should be made available to the users of its financial statements as part of its quarterly and annual results.

In connection with its adoption of ASC 606 and making decisions about its non-GAAP reporting, the Company also considered various sources of SEC guidance, rules and comments, including Commission Rule 100(b) of Regulation G (“Rule 100(b)”), the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“CDI”) and statements made on a July 6, 2016 panel presentation by Mark Kronforst (the “Panel”). In particular, the Company considered Question 100.04 of the CDI (“CDI 100.04”) that indicates it is not appropriate to present non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP as such items may violate Rule 100(b) which requires that financial disclosures not be misleading. In this regard, the Company notes that CDI 100.04 does not state that all such disclosures are misleading and the Company concludes that that only those that are misleading would be a violation of Rule 100(b). Also, the Company notes that the term “individually tailored” is not defined in CDI 100.04 and the only example given relates to the acceleration of revenue which the Company agrees is not a practice that would be consistent with Regulation G. The Company further notes that substantially all non-GAAP measures are individually tailored to some extent by an entity in an attempt to communicate effectively with users of its financial statements. Therefore, the Company concludes that the main point of CDI 100.04 is that non-GAAP measures that accelerate revenue are misleading to investors and such measures fundamentally change a basic tenant of accounting (such as ignoring the process of earning revenue) and are not consistent with the requirements of Regulation G. The Company does not believe that its non-GAAP measures violate these principles or are misleading. In particular, the specific example provided in CDI 100.04 does not apply to the Company as the Company’s presentation of end market demand uses the same calculation and definition of net sales and defers the recognition of such amounts until there is end market demand and until any pricing variability that exists at the time of sale to the distributor is resolved. As such, it also represents the final economic result of the process of creating and fulfilling demand. While the amount of the Company’s reported non-GAAP measures may be more or less than the most comparable GAAP measure, the period being reported is for the transactions that occurred in the same period or a subsequent period (never earlier) compared to the GAAP measure. Thus, under the Company’s non-GAAP presentation, there would never be any acceleration of revenue within the meaning of CDI 100.04 and the Company does not utilize a new basis of accounting.

At a single transaction level, the only difference between the Company’s valuation of the GAAP net sales amount and non-GAAP end market demand amount is that GAAP net sales requires the Company to make estimates of pricing and other variability that is not required in the valuation of end market demand as the variable factors are known at that time. The underlying accounting principles used to value GAAP net sales and end market demand at the transaction level are the same and a new basis of accounting is not being utilized. Therefore, for any given period, the difference between GAAP net sales and end market demand primarily reflects the deferral (not acceleration) of recognition between when product is sold to a distributor and when the distributor sells the product to an end customer. The Company recognizes that timing differences often form a large component of an individually tailored basis of accounting and that when these differences result in the acceleration of revenue, they are deemed to be in violation of Rule 100(b). In the Company’s presentation of end market demand, the timing difference always reflects a deferral of a sale and does not accelerate revenue or recognize revenue in advance of completing the earnings process. While the timing differences in the Company’s facts and circumstances are relatively short (i.e., months, not years), the supplemental information about end market demand is important to investors as it can provide investors with information on market trends that may not be visible in the Company’s GAAP net sales for one or two quarters. Since the basis of accounting used to value the transactions is the same in both the Company’s GAAP and non-GAAP measures and as its non-GAAP measures do not include an acceleration of revenue, the Company does not believe that the timing difference included in its presentation of end market demand is a significant enough variation from GAAP so as to be considered a new basis of accounting.

During the Panel discussion, Mr. Kronforst indicated that additional disclosure may be required to enable financial statement users to understand the transitional impacts of ASC 606. The Company agrees with this statement but believes that the additional disclosure remains meaningful over the long term and not just on a transitional basis as such information has been disclosed by the Company for decades prior to ASC 606. It is not clear to the Company how such information could become misleading upon exiting the year of transition.

In summary, the Company carefully considered the guidance in CDI 100.04 and concluded that such information does not apply to its facts and circumstances as the Company is not accelerating revenue nor providing information that is misleading to financial statement users. Given the importance of this information to many of its investors and analysts in order to properly understand the Company’s GAAP results, the historical availability of this information and the alignment between the information and how management runs the Company’s business, the Company believes the disclosures offer transparency to financial statement users and are appropriate and in compliance with applicable guidance.

Microchip Technology Incorporated

By: /s/ J. Eric Bjornholt

J. Eric Bjornholt,
Chief Financial Officer

October 4, 2018